October 25, 2024

Siping Xu
Chief Executive Officer
MDJM LTD
Fernie Castle, Letham
Cupar, Fife, KY15 7RU
United Kingdom

       Re: MDJM LTD
           Registration Statement on Form F-3
           Filed October 17, 2024
           File No. 333-282701
Dear Siping Xu :

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Ying Li, Esq.